

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Jonathan E. Johnson III
President
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, Utah 84121

      Re: **Overstock.com, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 31, 2010
               Definitive Proxy Statement on Schedule 14A
               Filed April 9, 2010
               Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and June 30, 2010
               Filed May 4, 2010 and August 5, 2010
               File No. 000-49799

Dear Mr. Johnson:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               H. Christopher Owings
               Assistant Director